Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

2 February 2022

Ms. Alexandra Barone
Ms. Jan Woo
United States Securities
 And Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3561
Washington, D.C. 20549

Re:        GZ6G Technologies Corp.
Registration Statement on Form S-1
Filed January 25, 2022
File No. 333-26239

Dear Ms. Abramson:

We are in receipt of your correspondence dated June 14, 2021, and on behalf of Mr. Cole Smith, Chief Executive Officer of GZ6G Technologies Corp., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for GZ6G Technologies Corp.
Registration Statement on Form S-1
Cover Page
1. Please revise your registration fee table to correspond with the terms of the offering.  For example, please clarify that the 570,487 warrants to purchase common stock I footnote (4) include both the 560,000 warrants to purchase common stock that were offered to Mast Hill Fund LP and the 10,487 warrants to purchase common stock offered to J.H. Darbie and Company.
Response:  This has been revised.
2. Please revise the cover page to clarify that the offering includes 560,000 warrants to purchase common stock that were offered to Talos Victory Fund, LLC and 560,000 shares of common stock underlying the warrants.
Response:  We have revised the document for clarity.

3. Please revise your header in the cover page to clarify that the 1,130,487 warrants to purchase common stock refers to the 560,000 warrants to purchase common stock that were offered to Mast Hill Fund LP, the 560,000 warrants offered to Talos Victory Fund, LLC, and the 10,487 warrants offered to J.H. Darbie and Company.

Response:  We have revised this section.

Ms. Alexandra Barone
Ms. Jan Woo
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-262329
2 February 2022

4. Please revise the cover page and summary of the offering section on page 8 to clarify that the offering is being made by the selling shareholders only.  In this regard, we note that your current disclosure seems to suggest that the offering is being made by the Company.

Response:  We have revised this section for clarity.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Cole Smith at (949) 872-1965.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/
cc: Mr. Cole Smith
      Chief Executive Officer
      GZ6G Technologies Corp.